TSX: NGD NYSE American: NGD

NEW GOLD REPORTS FATALITY AT THE RAINY RIVER MINE

July 24, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) deeply regrets that early this morning, July 24th, 2024, an employee operating a piece of equipment in the open pit was fatally injured at the Rainy River Mine in northwestern Ontario.

The health, safety and wellbeing of our employees is our top priority. The Company is working closely with local authorities and an investigation is underway. Operations have been voluntarily suspended. The thoughts of management are with the family, friends and colleagues who have been impacted by this tragic incident.

The Company will provide additional information as appropriate.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President, Strategy & Business Development	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com